NEWS RELEASE

EMX Royalty Announces Third Quarter 2021 Results

Vancouver, British Columbia, November 12, 2021 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to report results for the quarter ended September 30, 2021 ("Q3-2021"). The Company's filings for Q3-2021 are available on SEDAR at www.sedar.com, on the U.S. Securities and Exchange Commission's website at www.sec.gov, and on EMX's website at www.EMXroyalty.com. Financial results were prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

HIGHLIGHTS FOR Q3-2021

Significant Acquisitions

  EMX closed the acquisition of a portfolio of royalty interests and deferred payments from SSR Mining Inc. and certain of its subsidiaries ("SSR Mining") (see EMX news release dated October 21, 2021). The Portfolio consists of 16 geographically diverse base and precious metals royalties, with four royalty assets at advanced stages of project development, and also includes US $18 million in future cash payments. EMX has paid US $33 million in cash and issued 12,323,048 common shares of the Company valued at US $32.5 million to SSR Mining. SSR Mining now owns an approximate 12% undiluted equity interest in EMX. EMX will also make deferred and contingent payments to SSR Mining of up to US $34 million if certain project advancement milestones are achieved.
  EMX completed the acquisition of an effective 0.418% NSR royalty on the Caserones Copper-Molybdenum Mine located in northern Chile for US$34.1 million in cash (see EMX news release dated September 3, 2021). Caserones is a significant porphyry copper-molybdenum mining operation in a top tier mining jurisdiction.  The Caserones acquisition brings immediate cashflow to EMX's portfolio. Through the quarter end, EMX has realized an initial payment of US $951,000 from the second quarter (i.e., April - June) royalty distributions.

Financial Update

Dollar amounts are in CDN unless otherwise noted.

  As at September 30, 2021, EMX ended the quarter with a working capital balance of $13,889,000 including cash and cash equivalents of $46,735,000, investments, strategic investments, and receivables and loan receivables totaling $27,034,000, and debt of $54,134,000.
  To facilitate the Caserones and SSR royalty acquisitions, as well as to supplement working capital, the Company has entered into three financing transactions including a US$44,000,000 credit facility with Sprott Private Resource Lending II (Collector), LP, a Vendor-take-back note of US$7.85 million with SSR Mining, and the closing of the first tranche of a private placement for gross proceeds of $20,913,000.

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  For the three months ended September 30, 2021, EMX had revenue and other income of $1,504,000. EMX also received or accrued from its effective royalty interest on the Caserones mine its first quarterly payment of approximately US$950,000.
  Royalty generation costs for the three months ended September 30, 2021 totaled $3,882,000 including share-based compensation of $45,000, of which the Company recovered $1,792,000 from partners.
  General and administrative expenses totaled $1,807,000. The increase from Q3-2020 is largely the result of increased due diligence costs related to the Caserones acquisition and other prospective royalty assets.
  For the three months ended September 30, 2021, the Company had a net loss from operations of $10,866,000. In addition to operating items noted above, included in net loss from operations was $759,000 in depletion, depreciation, and direct royalty taxes, and $1,206,000 in share-based compensation. Other items affecting net loss in Q3-2021 include a gain from the Company's investments in associated entities of $1,138,000 primarily related to its effective royalty interest in the Caserones mine, a fair value loss on investments of $3,731,000, and a foreign exchange gain of $1,301,000. The Company also recorded impairment charges of $4,178,000 including $4,022,000 related to its investment in Rawhide Acquisition Holding LLC ("RAH" or "Rawhide"). The foreign exchange gain was primarily related to the Company holding cash and net assets denominated in US.

Operational Update

EMX's royalty and mineral property portfolio totals over 280 projects on five continents. The following summarizes the work conducted in Q3-2021, as well as subsequent events, by the Company and its partners.

  In North America, EMX received provisional payments of approximately US$641,000 from the sale of 364 gold ounces produced at the Leeville royalty property in Nevada's Northern Carlin Trend. Leeville's Q3 performance ensures that 2021 will be a year of increased payments due to robust production contributions from Carlin East and Four Corners. On the royalty generation front, EMX continued to evaluate and add new gold and copper projects to the portfolio by staking open ground. Partner companies continued to build value in the portfolio with their summer field exploration programs. In particular, partner Ridgeline Minerals' successes at Swift resulted in the Carlin-type gold project being optioned to Nevada Gold Mines. Ridgeline also reported additional encouraging drill results from the Selena sediment-hosted silver-gold project.

EMX's royalty and mineral asset portfolio in key mining districts of Ontario and Quebec, including the Red Lake camp, generated $75,000 in cash and fair value equity payments. EMX's initiatives in Canada included staking prospective open ground, as well as expanding land positions at several existing properties.

  In Serbia, Timok operator Zijin Mining Group Co. Ltd. ("Zijin") received the final operating licenses and is in the trial production stage at the Upper Zone copper-gold project, which is covered by an EMX 0.5% NSR royalty. The Company filed an amended and restated Technical Report titled "NI 43-101 Technical Report - Timok Copper-Gold Project Royalty, Serbia" on SEDAR dated July 21, 2021 authored by Mineral Resource Management LLC.
  In Fennoscandia, EMX executed an agreement for the sale of its Svärdsjö polymetallic project in Sweden to District Metals Corp. (TSX-V: DMX) for share equity, AAR payments, and retained royalty interests to EMX's benefit. Subsequently EMX executed an option agreement for the sale of five battery metals projects in Sweden to Swedish Nickel Pty. Ltd. for share equity, AAR payments, retained royalty interests in the projects, work commitments and other consideration. As these six new deals were completed, partner companies continued to advance EMX's royalty properties, which included further encouraging results from District's drill program at the Tomtebo polymetallic project in Sweden's Bergslagen mining district.

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  In Australia, the Company was granted the Copperhole Creek exploration license in the Georgetown Region of North Queensland. The Copperhole Creek project is available for partnership.

Corporate Update

EMX is monitoring developments regarding the ongoing coronavirus pandemic ("COVID-19"), with a focus on the jurisdictions in which the Company operates. EMX has implemented COVID-19 prevention, monitoring and response plans following the guidelines of international agencies and the governments and regulatory agencies of each country in which it operates. EMX's priority is to safeguard the health and safety of its personnel and host communities, support government actions to slow the spread of COVID-19, and assess and mitigate the risks to business continuity. Although various levels of restrictions remain in place for some jurisdictions where the Company operates (e.g., travel restrictions, etc.), EMX's field programs are up-and-running with in-country based staff.

Outlook

With the closing of the SSR and Caserones acquisitions, EMX continues to significantly strengthen its global portfolio of royalties. Gediktepe is one of several EMX royalty properties that are expected to commence production during late Q4, 2021 and early 2022. The others include the Timok development project in Serbia, where the Cukaru Peki high grade copper-gold deposit is being put into production by Zijin Mining Group Co. Ltd., and Balya North, a polymetallic Carbonate Replacement Deposit ("CRD") in western Turkey being developed by Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş., a private Turkish company.

EMX's Leeville royalty in Nevada has delivered increased cash flows in recent months, with royalty production proceeds now being received from the Four Corners and Carlin East mining areas in addition to other areas on the royalty property. Together with cash flow already being received from its recently purchased Caserones copper-molybdenum royalty in Chile, EMX anticipates a significant increase in royalty revenue in 2022 from multiple assets that span four continents. See the EMX website (www.EMXroyalty.com) for further project and portfolio details.

The SSR royalty portfolio acquisition is an example of EMX's corporate growth strategy, whereby the Company leveraged its in-region expertise to identify opportunities in jurisdictions where EMX already has a strategic presence, and hence a competitive advantage. This approach leads to value creation for the Company as well as synergies with existing EMX initiatives around the world. The Company is continuing with its assessments of royalty acquisition opportunities to continue growing the portfolio.

Meanwhile the Company's royalty generation initiatives continued moving forward during Q3, which provided deal flow momentum moving into Q4. EMX partnered six projects in Fennoscandia for retained royalty interests, cash payments, and equity interests while continuing with field programs to add new projects to the royalty generation portfolio. In Australia, despite the challenges of COVID-19 lockdowns, the Company was successful in its efforts to add the Copperhole Creek project to the royalty generation portfolio. In the southwestern U.S., Regional Strategic Alliance ("RSA") generative funds from South32 paid for identifying new copper properties for potential acquisitions. Elsewhere, multiple new precious-metals projects were staked by the Company in Idaho and Nevada which are now available for partnership. EMX is steadily building its generative portfolio in key mineral belts of the western U.S. and is now the third largest holder of mineral rights in Arizona and the second largest in Idaho. Fennoscandia, Australia, and the U.S. are stable exploration and mining jurisdictions, and EMX's royalty generation assets provide prime opportunities for new partnerships.

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EMX's established partner companies continue to add value to the portfolio with encouraging drill results and other important advancements. In Fennoscandia, most notable were District's drill success at Tomtebo (Norway) and further expansion of PGE-Ni-Cu mineralized zones at the Kaukua South project by Palladium One. In the western U.S. advancements included Ridgeline Minerals' encouraging drill results from the Selena precious metals project on the Carlin Trend, and a joint venture agreement with Nevada Gold Mines for the Cortez Trend's Swift gold project. EMX's partners continued creating value on these assets, as well as others, at no cost to the Company. This trend of ongoing partner funded work expenditures is expected to carry forward, if not increase, going into Q4.

The Company will continue to strengthen its balance sheet through increased cashflows from royalties, deferred royalty payments, sale of investments, and other income. As part of this effort to strengthen working capital, in November 2021, the Company completed the first tranche of a $21.45 million private placement by the issuance of 6,337,347 units at $3.30 each for gross proceeds of $20.9 million. Increases to EMX's treasury will allow it to continue project generation and royalty acquisition activities, thereby further building shareholder value (See Liquidity and Capital discussions below).

QUALIFIED PERSONS

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure on North America. Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure on Significant Acquisitions, Serbia, Fennoscandia, and Australia.

ABOUT EMX

EMX is a precious, base, and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and the TSX Venture Exchange under the symbol EMX, as well as on the Frankfurt exchange under the symbol 6E9. See www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 979-6666 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

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Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended September 30, 2021 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2020, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXroyalty.com